September 21, 2010

David L. Orlic

Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange

Commission

100 F Street, N.E.

Washington, D.C. 20549-0303

Re:	Net Serviços de Comunicação S.A.
Schedule TO-T/ 13E-3
Filed by Empresa Brasileira de Telecomunicações S.A. - EMBRATEL
Filed August 20, 2010
File No. 005-84654

Dear Mr. Orlic:

On behalf of our clients, Empresa Brasileira de Telecomunicações S.A. - EMBRATEL (“Embratel”) and Embratel Participações S.A. (“Embrapar” and, together with Embratel, the “Filing Persons”), we have set forth below the responses of the Filing Persons to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter to Isaac Berensztejn, dated September 8, 2010 (the “Comment Letter”). For ease of reference, the text of each of the Staff’s comments is set forth in full in this letter in italics with the response immediately following each italicized comment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase, dated August 30, 2010 (the “Offer to Purchase”). All page references in the following responses correspond to the page numbers in the Offer to Purchase.

Concurrently with the delivery of this letter, the Filing Persons are filing an amendment to their combined Schedule TO and Schedule 13E-3, initially filed on August 30,

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2010 (the “Combined Schedule”), containing the revisions described in this letter. For your convenience, a courtesy copy of today’s amendment is enclosed.

General

1.	As previously discussed with your counsel, we have concerns about the structure of the offer, and specifically, the fact that the precise number of shares you will purchase depends in part on the number of shares tendered in the offer. We are awaiting further analysis from your counsel on this point.

We have been in communication with the Staff regarding its concerns and have submitted a request for appropriate relief.

2.	We note that Embrapar is not included on the cover page as a bidder or an affiliate engaged in the Rule 13e-3 transaction, but your disclosure and signature page appear to indicate otherwise. Please revise your cover page.

In response to the Staff’s comment, the Filing Persons have revised the cover page to reflect that Embrapar is both a “bidder” and an affiliate of Net for purposes of the tender offer.

3.	We also note that Embrapar’s controlling shareholder, Telmex Internacional S.A.B de C.V., may lend or contribute the funds required to consummate the tender offer, but is not a filing person. Please provide your analysis as to whether the Slim Family or the entities controlled thereby (including Telmex Internacional) are bidders or affiliates engaged in the Rule l3e-3 transaction. Refer to the factors discussed in Section IID.2 of the Current Issues and Rulemaking Projects Outline (November 14, 2000). To the extent that you add parties as filing persons, please be aware that you must include all of the disclosure required by Schedule TO and/or Schedule I3E-3 as to those companies. You may also be required to disseminate revised offer materials and to extend the length of the offer, depending on the materiality of any new information provided.

In response to the Staff’s comment, the Filing Persons, while acknowledging that Telmex Internacional, the parent of Embrapar, and América Móvil, the parent of Telmex Internacional, are affiliates of the Filing Persons and that the Slim Family members, by virtue of their control of América Móvil, are collectively the persons ultimately in control of the Filing Persons, respectfully submit that, under the facts and circumstances of this transaction and the roles played by these parties, neither Telmex Internacional, América Móvil nor the Slim Family are either “bidders” for purposes of Regulation 14D or affiliates of Net “engaged” in the tender offer within the meaning of Rule 13e-3.

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The Staff has long articulated the position, see Section II.D.2 of the Commission’s Current Issues and Rulemaking Projects Outline (November 14, 2000) (the “Outline”), that in determining whether or not a parent company or other persons who control the bidder in a tender offer are persons “on whose behalf” the offer is being made and, therefore, bidders themselves, one must look to the control person’s role in the transaction and the facts and circumstances of each transaction. Where the “named bidder is an established entity with substantive operations and assets apart from those related to the offer, the staff ordinarily will not go further up the chain of ownership to analyze whether that entity’s control persons are bidders.”

A substantially similar facts and circumstances analysis informs the inquiry as to whether a particular affiliate of an issuer is “engaged” in a going private transaction (see Section II.D.3 of the Outline).

The roles played by Telmex Internacional, América Móvil and the Slim Family, in the particular facts and circumstances of the tender offer and their relationships with the Filing Persons and Net, support our conclusion that they are not properly regarded either as “bidders” or as affiliates “engaged” in the going private transaction that the tender offer represents.

Embrapar is without a doubt an “established entity with substantive operations and assets apart from those related to the offer.” Through its wholly-owned subsidiary, Embratel, and other subsidiaries, Embrapar is one of the largest telecommunications companies in Brazil and has been in operation since 1998 (when it was created as part of the privatization of the Brazilian national telephone company, Telebras). Through its direct and indirect subsidiaries, Embrapar provides telecommunication services, including telephone, voice, data transmission, digital television, call centers, internet and satellite broadcasting services. In addition to Embratel, Embrapar’s operating subsidiaries include BrasilCenter Comunicações Ltda., Embratel Tvsat Telecomunicações Ltda, Star One S.A. and Primesys Soluções Empresariais SA. While the majority of its shares are owned by Telmex Internacional, Embrapar’s shares are listed on the São Paulo Stock Exchange and the company is subject to regulation by the CVM and publicly files audited financial statements and other operating and financial information required by the CVM. In 2009, Embrapar reported assets of over R$9.9 billion (U.S.$5.8 billion) and consolidated annual revenue of approximately R$1.3 billion (U.S.$800 million). Embrapar directly and through its subsidiaries regularly engages in significant capital markets, financing and other transactions.

Even if one continues the inquiry beyond the established, substantive nature of Embrapar, there are no circumstances to compel the conclusion that the tender offer be regarded as a transaction by Embrapar’s controlling shareholders rather than a corporate transaction of Embrapar and Embratel. The majority of the Board of Directors and senior management of Embrapar is not affiliated with any of Telmex Internacional, América Móvil or the Slim Family. The transaction is being implemented by the executive officers of Embrapar and Embratel, none of whom is a director or officer of Telmex Internacional or América Móvil or a member of the

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Slim Family. In accordance with Brazilian law and the bylaws of Embrapar and Embratel, the decision of Embrapar and Embratel to engage in the tender offer was within the authority of their executive officers and directors and did not require or receive formal shareholder approval. Embratel’s management did, understandably, consult with its controlling shareholder, América Móvil, as part of its decision-making process.

As disclosed in the Offer to Purchase, none of Telmex Internacional, América Móvil or the Slim Family has any interest in the outcome of the tender offer other than indirectly as controlling shareholders of Embrapar. As the Staff points out, the Offer to Purchase disclosed that Embrapar intends to finance the tender offer through its own funds or financing sources but reserved the possibility that Embrapar could obtain a portion of the funds needed from its controlling shareholder as one of number of possible sources of funds. We do not believe that acknowledging that one potential source of financing had been the bidder’s shareholder leads to a conclusion that the shareholder is playing a role in the tender offer sufficient to cast it as a bidder. Furthermore, we understand that since the announcement of the tender offer, Embratel has decided to finance the tender offer through a local offering of debentures, and does not in fact plan to obtain financing for the tender offer from its controlling shareholder.

We point out that the Combined Schedule does contain all of the disclosure required by Instruction C to Schedule TO and Schedule 13E-3 with respect to Telmex Internacional, América Móvil and the Slim Family as the persons controlling and ultimately in control of the Filing Persons. While we fully understand that this does not in and of itself address the question posed by the Staff, we note that one of the relevant considerations identified in the Outline is whether adding a person as a named bidder means shareholders would receive material information that would not otherwise be disclosed. We respectfully submit that the addition of any of Telmex Internacional, América Móvil or the Slim Family as either “bidders” or affiliates “engaged” in the going private transaction would not add any material information to that which has already been disclosed in the Combined Schedule and the Offer to Purchase.

4.	Neither Embratel nor Embrapar appear to have made any filings with respect to Net under Regulation 13D-G. Please provide us with your analysis as to the applicability of that regulation.

The proviso to Rule 13d-1(i) excludes “non-voting securities” from the definition of the term “equity security” for purposes of the filing requirements of Rule 13d-1 and Schedule 13D-G. Rule 12b-2(b) defines voting securities for purposes, among others, of reports filed pursuant to Section 13 as “securities the holders of which are presently entitled to vote for the election of directors.” We understand from the Filing Persons that in view of the limited voting rights afforded to the Preferred Shares, the Filing Persons were under the impression that the Preferred Shares are non-voting securities and thus not subject to reporting under Regulation 13D-G. We believe that the Filing Person’s conclusion, while not free from doubt, is reasonable. Under the estatutos (the constitutive documents) of Net, the holders of Preferred Shares are entitled to vote only on a limited number of specified matters (enumerated on page 99 of Net’s annual report on Form 20-F for the year ended December 31, 2009) and are not generally entitled

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to vote, either as a class or together with the holders of Net’s common shares, in the election of Net’s board of directors. While the estatutos do not afford holders of Preferred Shares any right at all to vote for the election of directors, a limited right does exist as a matter of Brazilian corporation law. Article 141.4 of the Brazilian corporation law entitles the holders of otherwise non-voting or restricted voting preference shares to elect, as a class, a single director to the board of directors, in the case that a special voting procedure is requested by holders of at least 10% of the common shares. If such special voting procedure (“volto multiplo,” similar to cumulative voting) is invoked, the right to elect a single director is exercisable only on the demand of preferred shareholders representing at least 10% of the capital stock of the company. Inasmuch as the right created by Article 141.4 is limited to the election of a single director rather than a right to vote and participate generally in the election of directors and that the exercise of the right does not inhere in the Preferred Shares at all times but is contingent in each election on a demand from a sufficiently large shareholder, the Filing Persons are of the view that the existence of the Article 141.4 right is consistent with the conclusion that the holders of Preferred Shares are not “presently entitled to vote for the election of directors” and thus that the Preferred Shares constitute “non-voting securities.”

5.	Note that we may have additional comments once Net files its Schedule 14D-9 with respect to the offer.

Summary Term Sheet, page 1

6.	While the summary may not contain all of the information about the offer included later in the disclosure document, it must include a complete description of all of the material features of the offer and therefore should not be characterized as incomplete. Please revise.

In response to the Staff’s comment, the Filing Persons have revised the first two sentences of the first paragraph on page 1 to read as follows:

This summary term sheet summarizes the material terms of the tender offer. You should also read carefully the remainder of this offer to purchase and the related letter of transmittal because important additional information is contained in the remainder of this offer to purchase and the related letter of transmittal.

Will tendered Preferred Shares be subject to proration?, page 3

7.	Please disclose whether securities returned to a holder as a result of proration will be in the form of ADSs or Preferred Shares. If the securities will be returned in the form of ADSs, please disclose whether any fees will be charged for returning the securities in this form.

Securities returned to holders tendering ADSs as a result of proration will be in the form of ADSs. Securities returned to holders tendering Preferred Shares as a result of

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proration will be in the form of Preferred Shares. There will be no fees charged for returned securities due to proration in either of these forms.

Are there appraisal rights with respect to the tender offer?, page 4

8.	How will the three-month put right be handled: as a subsequent offering period in this offer or as a separate “follow on” offer? Please advise. We may have further comments.

As disclosed on pages 17 and 28 of the Offer to Purchase, the three-month put right will be handled as a subsequent offering period and will not constitute a separate “follow on” offer.

How do holders tender the Preferred Shares underlying ADSs?, page 5

9.	Please provide more details about the “taxes or governmental charges” tendering ADS holders must pay in connection with the purchase of shares in the offer, including the estimated amount of such fees. We may have further comments.

We are not aware of any taxes or governmental charges other than those which are already described and quantified in the Offer to Purchase and ordinary income or capital gains taxes or withholding taxes, which will be applicable to tendering holders of Preferred Shares depending on the financial and other circumstances of each such tendering holder.

Subsequent Payments, page 17

10.	In the first bullet point you refer to “one or more of the events described above.” Please clarify this disclosure.

The reference to events described “above” was a typographical error and the Filing Persons have revised and corrected the first bullet point under the heading Subsequent Payments on paragraph on page 17 to read as follows:

the price per share that the holder would have the right to receive by virtue of the occurrence of one or more of the events described below.

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Position of Embratel Regarding Fairness of the Tender Offer to Unaffiliated Holders of Preferred Shares and ADSs, page 18

11.	Please clarify the caption and disclosure throughout this section to clarify whether the positions expressed are those of Embrapar, as well as Embratel.

All positions expressed in the section are equally attributable to Embrapar, which adopts such statements for itself. The section has been revised to add a statement to that effect.

12.	Please revise to more clearly and consistently articulate whether the going private transaction is both substantively and procedurally fair. Refer to Item 1014(a) of Regulation M-A and Q&A No. 21 in SEC Release No. 34-17719 (April 13, 1981).

In response to the Staff’s comment, the Filing Persons have revised the fourth paragraph on page 18 of the Offer to Purchase as follows:

In reaching our conclusion that the tender offer is substantively fair to unaffiliated shareholders, we considered and relied upon a number of factors, including the following:

•

The tender offer price compares favorably to current and historical market prices for Preferred Shares. The tender offer price represents a premium of approximately 23.1% for Preferred Shares over the weighted average trading prices for the 30 calendar days ending on August 4, 2010, the last trading day before announcement of the tender offer in Brazil (the “Tender Offer Announcement Date”).

•

We believe that, except for the tender offer, holders of Preferred Shares and ADSs will not likely have an opportunity in the foreseeable future to dispose of their Preferred Shares or ADSs at prices other than those available in private or open market transactions (to the extent that any public trading market may continue to exist following the tender offer) because we expect that Net will continue to operate as a going concern and we have no current plans of disposing of our interest in Net or of seeking the liquidation of Net. See—“Purpose of and Reasons for the Tender Offer; Plans for Net Following the Tender Offer—Plans for Net Following the Tender Offer.”

•

The R$23.00 per Preferred Share to be received by holders in connection with the transaction falls within a range of implied value per Preferred Share determination of Itaú BBA pursuant to its discounted cash flow analysis.

•	The consideration payable to pursuant to the tender offer will be paid entirely in cash, which provides certainty of value.

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•	The tender offer is not subject to any conditions relating to the number of Preferred Shares (including Preferred Shares represented by ADSs) tendered or to any financing condition.

We believe that the tender offer is procedurally fair to unaffiliated shareholders for the following reasons:

•

Although not required to do so by applicable Brazilian law, we obtained a valuation report prepared by Itaú BBA in compliance with the requirements of the CVM that apply to other tender offers in which a valuation report is used to determine the minimum price payable.

•

Applicable Brazilian law and regulations provide various protections for unaffiliated shareholders, including in particular: (1) the requirement described above that, if we were to launch a further tender offer for Preferred Shares or Net takes certain other corporate actions within a period of one year after completion of this tender offer at a higher price than the tender offer price, shareholders that sold their Preferred Shares in this tender offer would be entitled to receive a payment of any incremental value paid to holders of Preferred Shares in the subsequent transaction, (2) the shareholder put right, as described herein. See—“Certain Rights of Shareholders Following the Tender Offer—Shareholder Put Right” and (3) the protection of the public float in the form of the restriction on our ability to purchase more than one-third of the outstanding Preferred Shares held by public shareholders in the event that more than one-third but fewer than two-thirds of Preferred Shares held by public shareholders are tendered into the offer.

•	Acceptance of the tender offer is voluntary and we do not have the ability or the intention to “squeeze out” holders that elect not to accept the tender offer.

13.	You state that you did not consider the third-party sale value or liquidation value of Net, because you have neither the ability nor the intention to cause such a sale or liquidation. However, these are methods of valuation which may be relevant, regardless of your intent or ability to effect them. Sec Instruction 2 to Item 1014 of Regulation M-A. Please revise.

Item 1014(b) requires an analysis of the extent, if any, to which the filing person’s beliefs as to fairness are based on the factors described in Instruction 2. Instruction 2 in turn, of course, notes that the factors that are important in determining fairness in a particular context will vary. We understand that the Filing Persons’ view as to the fairness of the tender offer was not based to any extent on either third-party sale value or liquidation value, since, in the context of the tender offer, those values have little or no bearing on the value of the Preferred Shares. Given the controlled nature of Net, the shareholder arrangements among the common shareholders, the size and nature of Net’s assets and the highly-regulated nature of its businesses, the Filing Persons believe there is no reasonable likelihood that a third party sale or liquidation

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of Net will eventuate or holders of Net’s Preferred Shares would be able to obtain value from the sale or liquidation of Net in the foreseeable future.

Valuation Report of Banco Itaú BBA S.A., page 22

14.	Your statement that the Portuguese translation of the valuation report shall prevail for all purposes implies that security holders are not entitled to rely on the information. Please revise.

The disclosure appearing on page 22 of the Offer to Purchase has been revised in response to the Staff’s comment as follows:

The valuation report regarding Net was prepared in compliance with CVM Instruction 361/02. The valuation report was prepared exclusively in Portuguese, and in case it is translated to another language, the reader is advised to refer to the Portuguese original in the case of any discrepancy or ambiguity in the translation.

15.	Please disclose why Itaú BBA limited its VWAP analysis to a twelve month period.

The disclosure appearing on page 24 of the Offer to Purchase has been revised in response to the Staff’s comment as follows:

Itaú BBA measured the volume weighted average price of the Preferred Shares over the respective one, three, six and twelve month periods preceding delivery of the valuation report. This analysis demonstrated a valuation range between R$18.38 (with respect to the three month period) and R$21.10 (with respect to the twelve month period) per Preferred Share over the 12 months preceding the valuation report. Itaú BBA used the 12 month range because it is consistent with best practices in Brazil and the guidelines provided by CVM Instruction 361/02.

16.	Please disclose the method of selection of Itaú BBA. See Item 1015(b)(3) of Regulation M-A.

The disclosure appearing on page 22 of the Offer to Purchase has been revised in response to the Staff’s comment above (and to the following comment 17) to add the following at the end of the first paragraph:

Embratel selected Itaú BBA to provide the valuation report on the basis of Itaú BBA’s experience in similar transactions, its reputation in the Brazilian investment community and its familiarity with Net and its business. Itaú BBA’s valuation report does not express an opinion as to the fairness of the offer price and Itaú BBA did not recommend or otherwise pass upon the offer price, which was determined solely by Embratel and Embrapar.

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17.	Please include the statement set forth in Item 1015(b)(5) of Regulation M-A. While the valuation report is not explicitly referred to as a fairness opinion, it appears to serve the same function.

As noted in the response to comment 16 above, the disclosure appearing on page 22 of the Offer to Purchase has been revised in response to the Staff’s comment.

Discounted Cash Flow Analysis, page 24

18.	Please disclose the projected revenue growth rates, EBITDA margin, and CAPEX figures used in your discounted cash flow analysis. Please also disclose how those figures were determined after 2014 in each case, and how they were determined to be reasonable assumptions. For instance, we note that 2010 CAPEX for Net was set at 22.1%, but after 2014, Itaú BBA posited that this would converge to the average CAPEX for four other companies at 15.5%. Likewise, the Itaú BBA model assumes that the EBITDA margin for Net would rise from 28.9% in 2010 to 31.4% in 2020.

The fourth sentence on page 24 under the heading “Discounted Cash Flow Analysis” of the Offer to Purchase has been revised in response to the Staff’s comment as follows:

“Terminal value” refers to the value of a particular asset based on cash flows occurring after the ten year forecast period. Itaú BBA calculated, on the basis of market consensus, free cash flow as EBIT (Earnings before Interest and Taxes), minus Income Tax and Social Corporate Contribution, plus depreciation and amortization, minus capital expenditures (“CAPEX”) and plus or minus additional changes in net working capital. In connection with this analysis, Itaú BBA made assumptions with regard to Net Revenue, EBITDA margins (such margins equal to EBITDA divided by net revenues) and CAPEX spending as follows:

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a) Net Revenues (R$ million):

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b) EBITDA (R$ million)

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c) CAPEX (R$ million)

Consistent with the guidelines of CVM instruction 361/02, Itaú BBA makes no representations regarding the reasonableness of the above assumptions. The foregoing figures are based on publicly available information through 2013. With respect to the period from 2014-2020, Itaú BBA based its estimates of Net Revenue, CAPEX spending, and EBITDA margins on a comparison of the four companies in the Brazilian telecom sector that are more mature than Net. Itaú BBA determined that over time Net’s EBITDA margin, CAPEX spending, and Net Revenues should converge to the average of the current levels of EBITDA margin, CAPEX spending, and Net Revenues of these four companies. The figures are thus projected to increase proportionately each year until they equal the present averages for these other companies.

19.	Please disclose how Itaú BBA determined that a weighted average cost of capital of 8.9% to 9.9% and perpetuity growth rates of 3% to 4% were appropriate.

The first, second and third sentences in the second paragraph under the heading “Discounted Cash Flow Analysis” on page 24 of the Offer to Purchase has been revised in response to the Staff’s comment as follows:

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In calculating the terminal values of Net at the end of the period, Itaú BBA applied a range of perpetuity growth rates of free cash flow in 2020 ranging from 3% to 4% in nominal dollars. Itaú BBA calculated the perpetuity growth rates of free cash flow based on the projected long term Net Revenue rate of 5.5% depicted above. Because Itaú BBA calculated the long term Net Revenue rate in reais it deducted the 2% inflation difference between Brazil and the United States from the figure, arriving at a long term growth rate of 3.5% in U.S. dollars. Itaú BBA performed a 0.5% sensitivity analysis in both directions. The free cash flows and terminal values were then discounted back to June 30, 2010, using a low-end dollar-based weighted average cost of capital (“WACC”) of 8.9% in nominal terms and a high-end dollar-based WACC of 9.9% in nominal terms. Itaú BBA calculated the WACC using the Capital Asset Pricing Model (“CAPM”), which compares cost of equity to cost of debt to arrive at a nominal discount rate. Itaú BBA determined a cost of equity of 11.1% in nominal U.S. dollars based on the following components of CAPM:

Cost of Equity

Risk Free Rate	4.2%

Brazil Risk Premium	2.3%

Market Risk Premium	7.1%

Re-levered Regional Beta	0.664

Itaú BBA determined a cost of debt after taxes of 4.5% in US dollars based on the following components of CAPM:

Cost of Debt

Cost of Debt before Taxes	6.8%

Effective Tax Rate	34%

Comparing these calculations to public market estimates of Net’s capital structure, Itaú BBA arrived at a nominal discount rate of 9.4% (U.S. dollars) (weighted by the estimated capital structure of 74% equity and 26% debt). Itaú BBA performed a sensitivity analysis of 0.5% in both directions. Itaú BBA viewed this discount rate range as appropriate for companies with the risk characteristics of Net.

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Comparable Market Multiples, page 25

20.	Please disclose the fact that Itaú BBA analyzed P/E multiples, the results of the analysis, and why Itaú BBA concluded that this did not adequately estimate Net’s value.

The disclosure appearing on page 25 of the Offer to Purchase has been revised in response to the Staff’s comment as follows:

Itaú BBA reviewed and compared certain financial information of Net to corresponding financial information, ratios and public market multiples for certain publicly traded corporations in the telecommunications sector in Brazil. Itaú BBA examined both EV/EBITDA and P/E multiples, and determined that the multiple that best estimated Net’s value was EV/EBITDA, which means the value of the enterprise which contemplates the equity value plus net debt divided by EBITDA (earnings before interest, taxes, depreciation and amortization). Itaú BBA determined that the P/E multiples were not as effective because such multiples vary excessively for companies in the sector due to differences in capital structure. The results of this analysis are summarized as follows:

Company	P/E (2010 E)	EV/EBITDA (2010 E)

Telemar Norte Leste	7.5x	3.6x

Vivo Participações	13.5x	3.9x

TELESP	9.1x	3.5x

TIM Participações	27.1x	4.1x

Net Serviços de Comunicação	19.4x	5.1x

21.	Please disclose how Itaú BBA arrived at a range of R$12.12 to R$19.5 based on trading multiples of 3.5x to 5.1 x.

The disclosure appearing on page 25 of the Offer to Purchase has been revised in response to the Staff’s comment.

Although none of the selected companies is directly comparable to Net, the companies included were chosen because they are the only publicly traded companies in Brazil with business and market characteristics that, for purposes of

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analysis, may be considered similar to certain business and market characteristics of Net. Itaú BBA multiplied the highest and lowest multiples in the range by Net’s consensus EBITDA projection for 2010 of R$1.54 billion, subtracted Net’s net debt as of June 30, 2010 of R$1.203 billion and divided that amount by the number of outstanding Preferred Shares as of June 30, 2010 of 342.96 million, resulting in a range of values per Preferred Share of between R$12.13-R$19.50.

Precedent Transactions Multiples, page 25

22.	Please disclose any shortcomings inherent in determining an appropriate precedent transaction multiple by including two out of three prior transactions by the subject company.

The disclosure appearing on page 25 of the Offer to Purchase has been revised in response to the Staff’s comment as follows:

Itaú BBA analyzed the multiples of certain precedent transactions in the Brazilian Pay TV sector since 2006 to estimate Net’s value in the case of a strategic transaction. Although two out of the three transactions reviewed include Net as a participant, Itaú BBA determined that use of the transactions was appropriate because the Brazilian Pay TV sector is highly concentrated and the transactions were the most recent and relevant in the sector. Itaú BBA determined that the most relevant multiple for estimating Net’s value was EV/EBITDA. The results of this analysis are summarized as follows:

23.	Please disclose the amount of the fee paid to Itaú BBA by Net in January 2010, Please also note that Item 1015(b)(4) of Regulation M-A requires disclosure of compensation paid with respect to transactions within the past two years. Finally, please disclose in this section the fee that Itaú BBA will receive in connection with this transaction.

The disclosure appearing on page 26 of the Offer to Purchase has been revised in response to the Staff’s comment as follows:

Itaú BBA received U.S.$466,000 from Net for coordination and distribution services of unsecured and unsubordinated notes issued by Net in January 2010.

Pursuant to Itaú BBA’s engagement letter, Embratel has agreed to pay Itaú BBA U.S.$400,000 for the preparation of its valuation report, which fee shall be due whether or not the tender offer is consummated. Additionally, Itaú BBA is the intermediary institution for the tender offer in Brazil, for which service it will receive a flat fee of U.S.$500,000 and a success fee of 0.12% over the value of the Preferred Shares acquired in excess of 50% of all Preferred Shares.

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Terms of the Tender Offer and Expiration Date, page 27

24.	You state that you will pay for the securities purchased in the offer on the third Brazilian business day following the auction. Please clarify whether tendering holders will receive this consideration on the third Brazilian business day following the auction. If not, please disclose when you expect tending holders will receive this consideration. Refer to Rule 14e- 1(c) under the Exchange Act.

Embratel will pay for the Preferred Shares through the mechanics of the São Paulo Stock Exchange. As indicated on page 27 of the Offer to Purchase, clearance of Preferred Shares purchased in the Auction is expected to take place on the third business day after the Auction. Holders whose Preferred Shares have been accepted for payment on the São Paulo Stock Exchange will receive the consideration for purchased securities through the receiving agent as promptly as practicable (and in the case of tender holders of Preferred Shares represented by ADS’s, promptly after the receiving agent converts the proceeds of the tender offer into U.S. dollars), and in no event later than three business days after the receiving agent receives such proceeds. The Filing Persons have amended the second complete sentence on page 28 of the Offer to Purchase in response to the Staff’s comment as follows:

As promptly as practicable, and in no event later than three business days, after receipt of the proceeds, The Bank of New York Mellon, as receiving agent, will convert such proceeds into U.S. dollars and will distribute them to the holders of ADSs representing Preferred Shares accepted for purchase in the tender offer.

Proration, page 28

25.	We note that the proration factor will be determined on the basis of public shareholdings, but that proration will be applied globally to all tenders, regardless of whether made by public shareholders. This would appear to result, in certain circumstances, in less than one-third of the shares being purchased, even if more than one-third and less than two-thirds of the shares are tendered. Please advise.

As disclosed on page 28, in the event proration is necessary, at least one-third of the publicly-held Preferred Shares will be purchased under all circumstances. The proration factor will be the ratio that one-third of the outstanding publicly-held Preferred Shares bears to the total number of publicly-held Preferred Shares. Embratel will also purchase, in addition to the one-third of the publicly-held Preferred Shares it purchases, a portion of any Preferred Shares tendered by non-public holders determined by applying the same proration factor used to prorate the public shareholders.

David L. Orlic	Page 18	September 21, 2010

26.	In Amendment No. 1 to your Schedule TO, you removed disclosure from your summary section stating that, if proration applies, tendering ADS holders may be required to pay fees of the ADS depositary for cancellation of ADSs representing Preferred Shares that you do not purchase. However, you have retained similar disclosure in this section. Please clarify whether holders of ADSs will be required to pay fees for cancellation of ADSs representing Preferred Shares that you do not purchase, if proration applies. We may have further comment.

Holders whose Preferred Shares have been returned due to proration will not be required to pay fees for cancellation. The Filing Persons have amended page 28 to remove the third paragraph in its entirety under the heading “Proration.”

Tender of Preferred Shares Represented by ADSs through the Receiving Agent, page 32

27.	You state that unpurchased ADSs will be credited to the account at DTC from which they were transferred as soon as practicable after expiration or termination of the offer. Please revise this disclosure so that it is consistent with Rule 14e- 1(c) under the Exchange Act.

In response to the Staff’s comment, the Filing Persons have revised the first paragraph on page 34 as follows:

If the Preferred Shares underlying a holder’s ADSs are not accepted for purchase for any reason (including, without limitation, any pro rata reduction of Preferred Shares accepted for purchase in the tender offer as described in Section 1—”Terms of the Tender Offer and Expiration Date”), those ADSs will be returned promptly after the expiration or termination of the tender offer or the proper withdrawal of the Preferred Shares underlying the ADSs, as applicable, or, in the case of ADSs transferred through DTC, the unpurchased ADSs will be credited to the account at DTC from which they were transferred promptly, and in any event, within three days after the expiration or termination of the tender offer or the proper withdrawal of the Preferred Shares underlying the ADSs, as applicable.

Certain Information About Net, page 43

28.	Given that you have provided summary financial information only, please incorporate the financial information required by Item 1010(a) and (b) by reference, or disclose it directly in the schedule. See Instructions 1 and 3 to Item 13 of Schedule 13E-3.

In response to the Staff’s comment, the Filing Persons have revised page 44 to incorporate Net’s financial information by reference to its Form 20-F for the year 2009. The second paragraph on page 44 has been revised as follows:

David L. Orlic	Page 19	September 21, 2010

The consolidated financial information of Net set forth below was excerpted from the annual report on Form 20-F of Net for its fiscal year ended December 31, 2009 (“2009 Form 20-F”) and, according to the 2009 Form 20-F, was prepared in accordance with International Financial Accounting Standards (“IFRS”) and which is hereby incorporated by reference in its entirety.

The Filing Persons have also amended the Exhibit List to reflect the incorporation by reference of Net’s 2009 20-F as a new Exhibit (a)(1)(viii).

Certain Information About Embratel and Embrapar, page 48

29.	You do not appear to have provided any financial information regarding Embratel or Embrapar. We note your statement in this section that the offer is being made for all outstanding Preferred Shares, however, your proration mechanism does not appear consistent with this assertion. Please provide financial information for these entities in accordance with Item 1010 of Regulation M-A, or advise us as to why you believe that this is not required.

Instruction 1 to Item 1010 of Schedule TO provides that “[f]inancial statements must be provided when the offeror’s financial condition is material to security holder’s decision whether to sell, tender or hold the securities sought” and that materiality is to be determined based on the facts and circumstances of the tender offer. Instruction 2 to Item 1010 provides a non-exclusive “safe harbor” test for materiality of financial information. The tender offer satisfies the safe harbor of Instruction 2 in all respects except that, in one contingency, it would cease to be an offer for all outstanding Preferred Shares. Regardless of the availability of the safe harbor, we believe that under the facts and circumstances of the tender offer, financial statements of the Filing Persons are not material to a Preferred Shareholder’s decision with respect to the tender offer. Our view is based in particular on the existing concentrated ownership of Net’s common stock, the shareholder arrangements among the holders of the common stock and on the fact that these pre-existing control and management arrangements and the relationships between Globo and the Filing Persons, or between the Filing Persons and any remaining Preferred Shareholders, will not be effected by the results of the tender offer.

Schedule 1

30.	Disclose the country of citizenship for each natural person listed on this schedule. See Item I003(c)(5) of Regulation M-A.

In response to the Staff’s comment, the Filing Persons have revised Schedule 1 to reflect that each of the Directors and Executive Officers of Embrapar and Embratel are citizens

David L. Orlic	Page 20	September 21, 2010

of the Federative Republic of Brazil, except for José Formoso Martínez and Oscar Von Hauske Solis, who are citizens of the United Mexican States.

Schedule 2

31.	Disclose where and how the listed transactions were effected. See Item I008(b)(5) of Regulation M-A.

In response to the Staff’s comment, the Filing Persons have revised Schedule 2 to indicate that all of the listed transactions were effected on the São Paulo Stock Exchange.

*        *        *

The Filing Persons have authorized us to acknowledge on their behalf that (1) the Filing Persons are responsible for the adequacy and accuracy of the disclosure in its filing, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (3) the Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We very much appreciate the Staff’s review of this filing. If you have any questions regarding the Combined Schedule or these responses, please feel free to contact me at (212) 225-2630 or my partner, Nicolas Grabar at (212) 225-2414.

Sincerely,

/s/ Daniel S. Sternberg
Daniel S. Sternberg

cc:	Christina Chalk, Esq.
Nicolas Grabar, Esq.
Isaac Berensztejn
Dr. Alberto de Orleans e Bragança
Antonio Oscar Petersen, Esq.